[REEBOK INTERNATIONAL LTD. LETTERHEAD]

November 8, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attention:	Pamela A. Long, Assistant Director

	Re:	Reebok International Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2005
File No. 001-09340
Form 10-K for the year ended December 31, 2004
Filed April 15, 2005
File No. 001-09340
Form 10-Q for the period ended June 30, 2005
Filed August 9, 2005
File No. 001-09340

Dear Ms. Long:

Please be advised that, in connection with the comments issued by the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 19, 2005 to Reebok International Ltd. (the “Company”) that pertain to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 21, 2005 (File No. 001-09340), Form 10-K for the year ended December 31, 2004 filed April 15, 2005 (File No. 001-9340) and Form 10-Q for the period ended June 30, 2005 filed August 9, 2005 (File No. 001-9340) and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David A. Pace

David A. Pace

Senior Vice President, General Counsel and Clerk

Reebok International Ltd.